Exhibit Number 11

DIME COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Three Months Ended March 31,	2003	2002
Numerator:
Net Income	$13,637	$10,155
Denominator:
Average shares outstanding utilized in the calculation of basic earnings per share	23,979	24,213

Unvested shares of Recognition and Retention Plan	36	80
Common stock equivalents due to the dilutive effect of stock options	917	1,105
Average shares outstanding utilized in the calculation of diluted earnings per share	24,932	25,398

Note:  All shares amounts stated reflect the Company's 3-for-2 stock split in the form of 50% stock dividend that was paid on April 24, 2002.